SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2002

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission File Number: 1-12709
                                                 -------


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN
           ----------------------------------------------------------
                              (Full title of plan)


                             TOMPKINS TRUSTCO, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    ----------------------------------------
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits as of
    December 31, 2002 and 2001                                              2

   Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 2002 and 2001                                  3

   Notes to Financial Statements                                            4

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year as
    of December 31, 2002 (Schedule I)                                       8

   Schedule of Investment Assets That Were Both Acquired and Disposed
    of Within the Plan Year for the Year Ended December 31, 2002
    (Schedule II)                                                           9

   Schedule of Reportable Transactions for the Year Ended
    December 31, 2002 (Schedule III)                                       10

                          Independent Auditor's Report
                          ----------------------------

                                                                     May 2, 2003

To the Compensation and Personnel Committee and Board of Directors of
  Tompkins Trustco, Inc. Investment and Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2002, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2002, and Reportable Transactions for the Year Ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           Dannible & McKee, LLP
                                                              Syracuse, New York

                               TOMPKINS TRUSTCO, INC.
                               ----------------------
                         INVESTMENT AND STOCK OWNERSHIP PLAN
                         -----------------------------------
                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   -----------------------------------------------

                                                                 December 31,
                                                         ---------------------------
                        Assets                               2002           2001
                        ------                           ------------   ------------

Investments by fund, at fair value (Notes 1, 2 and 5):
   Money market funds                                    $  2,260,699   $  1,839,424
   Mutual funds                                             6,659,405      6,398,190
   Corporate stock of Tompkins Trustco, Inc., the Plan
     sponsor                                                4,722,713      4,464,892
   Participant loans receivable                               457,521        476,922
                                                         ------------   ------------

      Total investments                                    14,100,338     13,179,428
                                                         ------------   ------------
Receivables:
   Employer contributions                                          --         25,719
   Employee contributions                                     294,697        322,612
   Accrued interest and dividends                              22,025             --
                                                         ------------   ------------

      Total receivables                                       316,722        348,331
                                                         ------------   ------------

 Cash                                                          12,186         79,639
                                                         ------------   ------------

      Net assets available for benefits                  $ 14,429,246   $ 13,607,398
                                                         ============   ============


                 See accompanying notes to financial statements.

                              TOMPKINS TRUSTCO, INC.
                              ----------------------
                        INVESTMENT AND STOCK OWNERSHIP PLAN
                        -----------------------------------
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ----------------------------------------------------------

                                                          Year ended December 31,
                                                       ----------------------------
                                                           2002            2001
                                                       ------------    ------------
Additions to net assets attributed to: -
  Investment income (loss):
    Net appreciation (depreciation) in fair value of
      investments (Note 5)                             $ (1,114,001)   $    287,474
  Interest                                                   29,870          27,383
  Dividends                                                 291,151         423,761
  Realized gains on sales of investments                      7,396         151,344
                                                       ------------    ------------

         Total investments income (loss)                   (785,584)        889,962
                                                       ------------    ------------
  Contributions:
    Employer profit sharing                                 689,885         603,645
    Employee salary deferral                              2,104,110       1,363,894
                                                       ------------    ------------

         Total contributions                              2,793,995       1,967,539
                                                       ------------    ------------

  Transfer from other plans (Note 7)                             --       4,704,571
  Transfer from ESOP Plan (Note 9)                          243,925         260,464
                                                       ------------    ------------

         Total transfers                                    243,925       4,965,035
                                                       ------------    ------------

         Total additions                                  2,252,336       7,822,536
                                                       ------------    ------------
Deductions from net assets attributed to:
  Transfer to other plan (Note 8)                                --       9,563,019
  Benefits paid to participants                           1,430,488       1,539,129
                                                       ------------    ------------

         Total deductions                                 1,430,488      11,102,148
                                                       ------------    ------------

         Net increase (decrease)                            821,848      (3,279,612)

Net assets available for benefits:
Beginning of year                                        13,607,398      16,887,010
                                                       ------------    ------------

End of year                                            $ 14,429,246    $ 13,607,398
                                                       ============    ============


                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note 1 - Description of the Investment and Stock Ownership Plan
---------------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an investment and stock ownership plan and has a
Section 401(k) salary deferral arrangement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trustco, Inc. is the Plan's Trustee.

         Effective December 31, 1999, the Company acquired Letchworth Independent Bancshares Corporation, holding corporation for the Bank of Castile. Letchworth Independent Bancshares Corporation operated a defined contribution pension plan known as The Bank of Castile Salary Savings Plan. In addition, the Company acquired Mahopac National Bank. Mahopac National Bank operated a defined contribution pension plan known as Mahopac National Bank Retirement Savings Plan. Effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with the Plan (see Note 7).

         Eligibility - An employee shall become eligible for participation in the profit sharing plan and matching provisions of the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). However, any eligible employee of the Company or its affiliated entities on December 31, 2000, automatically became a participant of the plan on January 1, 2001. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

         Contributions - The Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year.

         Participants are given the opportunity to elect to receive in cash that portion of their allocation which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan.

         Participants may also voluntarily contribute from 1% to 15% of their base salary to the Plan. These contributions are eligible for matching contributions of 100% of the first 3% of elected deferral and 50% of the next 2% of elected deferral.

         Participants' accounts - Each participant's account is credited with the participant's elected portion of the Company's contribution, an allocation of the Company's matching contribution and an allocation of the Plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of the Plan earnings are based upon participants' earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Vesting - Participants are immediately 100% vested in the Plan.

         Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the eleven (11) investment options. Participants may change their investment options daily.

         Participant loans receivable - Employees of the Company who are participants of the Plan may borrow no more than once each plan year from the cash fund portion of their account under the Plan. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years with interest at the current bank rate at the time of the loan.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2002 and 2001, at market value as listed on the American Stock Exchange for publicly traded securities. The current value per share of common stock at December 31, 2002 and 2001, was $44.10 and $40.25, respectively. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method. These investments are subject to normal market risk.

         Economic dependency and concentration of risk - The Plan has approximately 33% of its assets invested in Tompkins Trustco, Inc. Common Stock as of December 31, 2002 and 2001. In addition, the Plan has approximately 26% and 29% of its assets invested in Wright Mutual Funds as of December 31, 2002 and 2001, respectively. Accordingly, the Plan is dependent upon the financial condition of the Company and Wright Mutual Funds.

         Reclassification - Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Note 3 - Administration of plan assets
--------------------------------------

         Company contributions are held and managed by the Trustee, who invests cash received, and makes distributions to participants.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair value of investments are as follows:

                                                                    December 31,
                                                            ---------------------------
                                                                2002           2001
                                                            ------------   ------------
         Federated Prime Obligations - money market funds   $  2,260,699   $  1,839,424
         Federated Managed Allocation Growth Select              374,483        312,447
         Federated Managed Allocation Moderate Growth
          Select                                                 411,518        358,376
         Federated Managed Allocation Income Select              182,242        107,133
         Wright Selected Blue Chip Mutual Funds                1,900,168      2,022,258
         Wright Major Blue Chip Mutual Funds                   1,406,360      1,531,617
         Wright Managed Income US Government Near
          Term Bond Fund                                         476,687        361,678
         Janus Enterprise Fund                                   606,603        464,355
         American Century Ultra                                  672,644        554,791
         American Century International Growth Fund              628,700        685,535
         Tompkins Trustco, Inc. Common Stock - Allocated       4,722,713      4,464,892
         Participant loans receivable                            457,521        476,922
                                                            ------------   ------------
                Total investments at fair value             $ 14,100,338   $ 13,179,428
                                                            ============   ============

         Investments that represent 5% or more of the Plan's net assets ($721,462 for 2002 and $680,370 for 2001) are separately identified above.

         The Plan's investments appreciated (depreciated) in fair value as follows:


                                                                  Year ended December 31,
                                                               ----------------------------
                                                                   2002            2001
                                                               ------------    ------------
         Mutual funds                                          $ (1,169,175)   $   (859,501)
         Common stock of Tompkins Trustco, Inc.                      55,174       1,146,974
                                                               ------------    ------------
               Net appreciation (depreciation) in fair value   $ (1,114,001)   $    287,473
                                                               ============    ============

Note 6 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan mergers
---------------------

         As discussed in Note 1, effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with the Plan in connection with a merger of the Plan sponsors. Accordingly, The Bank of Castile Salary Savings Plan transferred in net assets of $2,840,577 and Mahopac National Bank Retirement Savings Plan transferred in net assets of $1,863,994.

Note 8 - Plan amendments
------------------------

         Effective January 1, 2001, the Plan was amended and restated to divide the Plan into two (2) separate plans by spinning off the non-participant directed investments consisting of the common stock issued by the Company into a new employee stock ownership plan known as Tompkins Trustco, Inc. Employee Stock Ownership Plan. The Plan transferred $9,563,019 of net assets to the Tompkins Trustco, Inc. Employee Stock Ownership Plan.

         Effective May 1, 2001, the Plan was amended to allow all affiliated entities of the Company to participate in the Plan.

         Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow catch-up contributions for participants fifty (50) years of age and older and to increase annual compensation limits for contribution and benefit purposes.

Note 9 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification
-----------------------------------------------------------------------------

         Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety (90) days after the close of each plan year. The participants may make this election over a six (6) year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2002 and 2001, participants transferred $243,925 and $260,464, respectively.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                                                                               SCHEDULE I
                                                                                               ----------

                                         TOMPKINS TRUSTCO, INC.
                                         ----------------------

                                   INVESTMENT AND STOCK OWNERSHIP PLAN
                                   -----------------------------------

                                             EIN #16-1601018
                                             ---------------

                                                PLAN #002
                                                ---------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                     --------------------------------------------------------------
                       (Required Disclosure of Line 4i on Schedule H of Form 5500)
                       -----------------------------------------------------------

                                            DECEMBER 31, 2002
                                            -----------------

---------------------------------------------------------------------------------------------------------
                                                      (c)
                                           Description of investment
                     (b)                including maturity date, rate of                          (e)
        Identity of issue, borrower,      interest, collateral, par or           (d)            Current
 (a)      lessor or similar party                maturity value                  Cost            value
---------------------------------------------------------------------------------------------------------
        Federated Prime Obligations     Money Market Fund, 2,260,699
                                         shares                              $  2,260,699    $  2,260,699

        American Century Ultra          Mutual Fund, 32,000 shares                885,667         672,644

        Federated Managed
         Allocation Growth Select       Mutual Fund, 39,712 shares                485,088         374,483

        Federated Managed
         Allocation Moderate Growth
         Select                         Mutual Fund, 42,733 shares                483,200         411,518

        Janus Enterprise Fund           Mutual Fund, 26,431 shares                977,359         606,603

        Wright Selected Blue Chip
         Equity                         Mutual Fund, 204,980 shares             2,885,193       1,900,168

        Wright Major Blue Chip
         Equity                         Mutual Fund, 164,103 shares             2,121,903       1,406,360

        American Century
         International Growth           Mutual Fund, 98,697 shares              1,059,886         628,700

        Federated Managed
         Allocation Income Select       Mutual Fund, 17,973 shares                183,400         182,242

        Wright Managed Income US
         Government Near Term
         Bond                           Mutual Fund, 45,422 shares                466,206         476,687

   *    Tompkins Trustco, Inc.          Common Stock, 107,091 shares            2,334,196       4,722,713

   *    Participant loans receivable    Participant loans receivable with
                                         various rates of interest from           457,521         457,521
                                         6% to 10%                           ------------    ------------

           Total investments                                                 $ 14,600,318    $ 14,100,338
                                                                             ============    ============

* - Party-in-interest as defined by ERISA.

                                                                                 SCHEDULE II
                                                                                 -----------

                                   TOMPKINS TRUSTCO, INC.
                                   ----------------------

                             INVESTMENT AND STOCK OWNERSHIP PLAN
                             -----------------------------------

                                       EIN #16-1601018
                                       ---------------

                                          PLAN #002
                                          ---------

                                SCHEDULE OF INVESTMENT ASSETS
                                -----------------------------

                THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                ------------------------------------------------------------
             (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
             -------------------------------------------------------------------

                            FOR THE YEAR ENDED DECEMBER 31, 2002
                            ------------------------------------

--------------------------------------------------------------------------------------------
                                             (b)
                                  Description of investment
            (a)                 including maturity date, rate         (c)           (d)
Identity of issue, borrower,   of interest, collateral, par or     Costs of     Proceeds of
  lessor, or similar party             maturity value            acquisitions   dispositions
--------------------------------------------------------------------------------------------

                                          - NONE -

                                                                                                             SCHEDULE III
                                                                                                             ------------

                                                 TOMPKINS TRUSTCO, INC.
                                                 ----------------------

                                           INVESTMENT AND STOCK OWNERSHIP PLAN
                                           -----------------------------------

                                                     EIN #16-1601018
                                                     ---------------

                                                        PLAN #002
                                                        ---------

                                           SCHEDULE OF REPORTABLE TRANSACTIONS
                                           -----------------------------------
                               (Required Disclosure of Line 4j on Schedule H of Form 5500)
                               -----------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 2002
                                          ------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                       (b)
                  Description of                                                                   (h)
                  asset (include                                         (f)                     Current
                   interest rate                                       Expense                  value of
     (a)           and maturity       (c)         (d)       (e)       incurred        (g)       asset on          (i)
 Identity of       in case of a     Purchase    Selling    Lease        with        Cost of    transaction    Net gain or
party involved        loan)          price       price     rental    transaction     asset         date          (loss)
-------------------------------------------------------------------------------------------------------------------------

                                                        - NONE -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date: June 27, 2003                    By: /s/ FRANCIS M. FETSKO
                                           ----------------------

                                       Francis M. Fetsko
                                       Senior Vice President
                                       Chief Financial Officer

                                  Exhibit Index
                                  -------------



Exhibit Number                 Description                                  Page
--------------                 -----------                                  ----

     23.1                      Consent of Dannible & McKee